Filed by Entergy Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Entergy Corporation

Commission File No. 001-11299

The following information was included in Entergy Corporation’s Investor Release, dated February 8, 2013, regarding Entergy Corporation’s pending transaction with ITC Holdings Corp.

“In 2012, Entergy’s management team made significant progress on several key fronts,” said Leo Denault, Entergy’s chairman and chief executive officer. “Looking ahead to 2013, we will remain focused on safety and operational excellence in all aspects of our business as well as successful execution on key initiatives such as our effort to join the Midwest Independent Transmission System Operator, a regional transmission organization, and our proposal to spin off and merge the transmission business with ITC Holdings Corp., working every day to create sustainable value for all of our stakeholders.”

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A. Spin-Merge of Transmission Business

In December 2011, the Entergy and ITC boards of directors approved a definitive agreement under which Entergy will spin off and then merge its electric transmission business with a subsidiary of ITC. The transaction is targeted to close in 2013 and is subject to the satisfaction of certain closing conditions. Primary filings required include the Entergy Utility operating companies’ retail regulators as well as several federal agencies. ITC shareholders must also approve the transaction.

Appendix A provides a summary of certain activities that are pending.

Appendix A: Regulatory Summary Table for Spin-Merge of Transmission Business (see Appendix F for definitions of certain abbreviations or acronyms)
Proceeding	Pending Activities
Entergy Retail Regulators

Request / Recent Activity: In conjunction with ITC Holdings Corp. and ITC MidSouth LLC, collectively ITC, all of the Utility operating companies, with the exception of ETI, filed applications in the fall of 2012 with their respective retail regulators seeking approval for the Entergy companies’ proposal to spin off and merge the Utility’s transmission business with ITC, including approval for change of control of the transmission assets and transaction-related steps in the spin-merge.

Next Steps: An application will be filed with the PUCT in order to obtain transaction approval. The PUCT is required to issue an order within 180 days of a filing. In addition, EAI will also make a filing with the Missouri Public Service Commission because that operating company has some transmission assets located in the state of Missouri. The LPSC established a procedural schedule that reflected Staff testimony due in March 2013, a hearing commencing in June 2013 and Commission consideration in September 2013. The APSC and CCNO both set procedural schedules with Staff / Advisors testimony due in April 2013 and hearings in July 2013. The MPSC procedural schedule reflects Staff testimony due in June 2013 and a hearing in August 2013.

Federal Energy Regulatory Commission

Sections 203, 205 and 305(a) Filings Recent Activity: On Sept. 24, 2012, the Utility operating companies and ITC filed a joint application with FERC requesting certain approvals related to the proposal to spin off and merge the Utility’s transmission business with ITC, including approval for change of control of the transmission assets under Section 203 of the FPA, approval of transmission service formula rates and certain jurisdictional agreements under Section 205 of the FPA and a petition for declaratory order on application of Section 305(a) of the FPA. On Nov. 20, 2012, the Utility operating companies and ITC filed an answer to comments filed by an intervening party; on Nov. 30, 2012, the FERC noticed the answer as an amendment to the application.

Next Steps: The Utility operating companies and ITC are in the process of responding to the comments and protests filed as of the Jan. 22, 2013 comment deadline established by FERC. FERC rules call for a decision 180 days from the date of a completed application provided that the matter is not set for hearing or is not otherwise extended for up to an additional 180 days. If the matter is set for hearing, a procedural schedule will be established.

Section 204 Filings Recent Activity: On Oct. 31, 2012, three separate applications under Section 204 of the FPA were submitted to FERC (two by Entergy and one by ITC). The Entergy applications seek authorization related to certain debt financings necessary to effectuate the ITC transaction. The ITC application seeks authorizations related to certain post-closing financings. The applications request that FERC grant the requested authorizations within ninety days from the date of the application. Entergy has responded to the lone protest filed in these dockets, as well as a request for additional information from FERC Staff.

Next Steps: There is no set deadline for FERC to take action on the application.

Internal Revenue Service

Request / Recent Activity: In July 2012, Entergy Corporation submitted a request to the IRS seeking a private letter ruling substantially to the effect that certain requirements for the tax-free treatment of the distribution of Transco are met.

Next Steps: The IRS is expected to make a determination on the request in the first half of 2013.

Nuclear Regulatory Commission

Request / Recent Activity: On Sept. 27, 2012, Entergy Operations, Inc. on behalf of EAI, EGSL, ELL and SERI submitted an application to the NRC for approval of certain nuclear plant license transfers and amendments as part of the steps to complete the transaction.

Next Steps: The NRC is expected to complete its formal review by mid-2013.

Securities and Exchange Commission

Request / Recent Activity: ITC filed Amendment No. 1 to Form S-4 Registration Statement on Dec. 4, 2012 and Amendment No. 2 to Form S-4 Registration Statement on Jan. 28, 2013 with the SEC providing information regarding the proposed spin-merge transaction. The registration statement includes audited financial statements and disclosures for the Entergy transmission business.

Next Steps: Following completion of the SEC review process, ITC will hold a special meeting of shareholders. ITC’s shareholder vote is anticipated in the first half of 2013.

Hart-Scott-Rodino Notification	Request / Recent Activity: On Dec. 14, 2012, Entergy and ITC each filed a premerger notification under the HSR Act. The 30-day waiting period required under the HSR Act expired on Jan. 14, 2013.

F. Definitions

Appendix F provides definitions of certain operational performance measures, as well as GAAP and non-GAAP financial measures, all of which are referenced in this release. Financial measures defined in the below table include measures prepared in accordance with GAAP, as well as non-GAAP measures. Non-GAAP measures are included in this release in order to provide metrics that remove the effect of not routine financial impacts from commonly used financial metrics.

Appendix F: Definitions of Operational Performance Measures, GAAP and Non-GAAP Financial Measures and Abbreviations or Acronyms
Utility Operational Performance Measures
GWh billed	Total number of GWh billed to all retail and wholesale customers
O&M expense per MWh	Operation, maintenance and refueling expenses per MWh of billed sales, excluding fuel
SAIFI	System average interruption frequency index; average number per customer per year, excluding the impact of major storm activity
SAIDI	System average interruption duration index; average minutes per customer per year, excluding the impact of major storm activity
Number of retail customers	Number of customers at end of period

Entergy Wholesale Commodities Operational Performance Measures

Net revenue	Operating revenue less fuel, fuel related expenses and purchased power

Owned capacity	Installed capacity owned and operated by EWC, including investments in wind generation accounted for under the equity method of accounting; EWC acquired RISEC, a 583 MW natural gas-fired combined-cycle generating plant, on Dec. 20, 2011

GWh billed	Total number of GWh billed to customers, excluding investments in wind generation accounted for under the equity method of accounting

Average realized revenue per MWh	As-reported revenue per MWh billed, excluding revenue from the amortization of the Palisades below-market PPA and / or investments in wind generation accounted for under the equity method of accounting

Non-fuel O&M expense per MWh	Operation, maintenance and refueling expenses per MWh billed, excluding fuel and investments in wind generation accounted for under the equity method of accounting

Capacity factor	Normalized percentage of the period that the nuclear plants generate power

Production cost per MWh	Fuel and non-fuel operation and maintenance expenses according to accounting standards that directly relate to the production of electricity per MWh (based on net generation)

Refueling outage days	Number of days lost for scheduled refueling outage during the period

Planned TWh of generation	Amount of output expected to be generated by EWC resources considering plant operating characteristics, outage schedules and expected market conditions which impact dispatch, assuming timely renewal of plant operating licenses and uninterrupted normal operations at all plants; non-nuclear also includes purchases from affiliated and non-affiliated counterparties under long-term contracts and excludes energy and capacity from EWC’s wind investment accounted for under the equity method of accounting and Ritchie

Percent of planned generation under contract	Percent of planned generation output sold or purchased forward under contracts, forward physical contracts, forward financial contracts or options that mitigate price uncertainty (consistent with assumptions used in earnings guidance) that may or may not require regulatory approval or approval of transmission rights

Unit-contingent	Transaction under which power is supplied from a specific generation asset; if the asset is not operating, seller is generally not liable to buyer for any damages

Unit-contingent with availability guarantees	Transaction under which power is supplied from a specific generation asset; if the asset is not operating, seller is generally not liable to buyer for any damages, unless the actual availability over a specified period of time is below an availability threshold specified in the contract

Firm LD	Transaction that requires receipt or delivery of energy at a specified delivery point (usually at a market hub not associated with a specific asset) or settles financially on notional quantities; if a party fails to deliver or receive energy, defaulting party must compensate the other party as specified in the contract; a portion of which may be capped through the use of risk management products

Offsetting positions	Transactions for the purchase of energy, generally to offset a Firm LD transaction

Cost-based contracts	Contracts priced in accordance with cost-based rates, a ratemaking concept used for the design and development of rate schedules to ensure that the filed rate schedules recover only the cost of providing the service; these contacts are on owned non-utility resources located within Entergy’s service territory, which do not operate under market-based rate authority

Planned net MW in operation	Amount of capacity to be available to generate power and/or sell capacity; non-nuclear also includes purchases from affiliated and non-affiliated counterparties under long-term contracts and excludes energy and capacity from EWC’s wind investment accounted for under the equity method of accounting and Ritchie

Percent of capacity sold forward	Percent of planned qualified capacity sold to mitigate price uncertainty under physical or financial transactions

Bundled capacity and energy contract	A contract for the sale of installed capacity and related energy, priced per megawatt-hour sold

Capacity contract	A contract for the sale of the installed capacity product in regional markets managed by ISO New England and the New York Independent System Operator

Appendix F: Definitions of Operational Performance Measures, GAAP and Non-GAAP Financial Measures and Abbreviations or Acronyms (continued)
Entergy Wholesale Commodities Operational Performance Measures (continued)

Average revenue per MWh on contracted volumes	Revenue on a per unit basis at which generation output reflected in contracts is expected to be sold to third parties (including offsetting positions) at the minimum contract prices and at forward market prices at a point in time, given existing contract or option exercise prices based on expected dispatch or capacity, excluding the revenue associated with the amortization of the below-market PPA for Palisades; revenue will fluctuate due to factors including market price changes affecting revenue received on puts, collars and call options, positive or negative basis differentials, option premiums and market prices at time of option expiration, costs to convert firm LD to unit-contingent and other risk management cost; also, excludes payments owed under the value sharing agreements, if any

Average revenue under contract per kW per month (applies to capacity contracts only)	Revenue on a per unit basis at which capacity is expected to be sold to third parties, given existing contract prices and / or auction awards

Expected sold and market revenue per MWh	Total energy and capacity revenue on a per unit basis at which total planned generation output, capacity or a combination is expected to be sold given contract terms and market prices at a point in time, including estimates for market price changes affecting revenue received on puts, collars and call options, positive or negative basis differentials, option premiums and market prices at time of option expiration, costs to convert Firm LD to unit-contingent and other risk management cost

Financial Measures – GAAP

Return on average invested capital – as-reported	12-months rolling net income attributable to Entergy Corporation (Net Income) adjusted to include preferred dividends and tax-effected interest expense divided by average invested capital

Return on average common equity – as-reported	12-months rolling Net Income divided by average common equity

Cash flow interest coverage	12-months cash flow from operating activities plus 12-months rolling interest paid, divided by interest expense

Book value per share	Common equity divided by end of period shares outstanding

Revolver capacity	Amount of undrawn capacity remaining on corporate and subsidiary revolvers

Total debt	Sum of short-term and long-term debt, notes payable, capital leases and preferred stock with sinking fund on the balance sheet less non-recourse debt, if any

Debt of joint ventures (Entergy’s share)	Debt issued by business joint ventures at EWC

Leases (Entergy’s share)	Operating leases held by subsidiaries capitalized at implicit interest rate

Debt to capital ratio	Gross debt divided by total capitalization

Securitization debt	Debt associated with securitization bonds issued to recover storm costs from hurricanes Rita, Ike and Gustav at ETI; the 2009 ice storm at EAI and investment recovery of costs associated with the cancelled Little Gypsy repowering project at ELL

Financial Measures – Non-GAAP

Operational earnings	As-reported Net Income adjusted to exclude the impact of special items

Adjusted EBITDA	Earnings before interest, income taxes, depreciation and amortization and interest and investment income excluding decommissioning expense and other than temporary impairment losses on decommissioning trust fund assets

Operational adjusted EBITDA	Adjusted EBITDA excluding effects of special items

Return on average invested capital – operational	12-months rolling operational Net Income adjusted to include preferred dividends and tax-effected interest expense divided by average invested capital

Return on average common equity – operational	12-months rolling operational Net Income divided by average common equity

Total gross liquidity	Sum of cash and revolver capacity

Debt to capital ratio, excluding securitization debt	Gross debt divided by total capitalization, excluding securitization debt

Net debt to net capital ratio, excluding securitization debt	Gross debt less cash and cash equivalents divided by total capitalization less cash and cash equivalents, excluding securitization debt

Net debt to net capital ratio, including off-balance sheet liabilities, excluding securitization debt	Sum of gross debt and off-balance sheet debt less cash and cash equivalents divided by sum of total capitalization and off-balance sheet debt less cash and cash equivalents, excluding securitization debt

Appendix F: Definitions of Operational Performance Measures, GAAP and Non-GAAP Financial Measures and Abbreviations or Acronyms (continued)
Abbreviations or Acronyms
APSC	Arkansas Public Service Commission
B&E	LPSC Business and Executive Session
CCNO	Council of the City of New Orleans
DOE	U.S. Department of Energy
EAI	Entergy Arkansas, Inc.
EGSL	Entergy Gulf States Louisiana, L.L.C.
ELL	Entergy Louisiana, LLC
EMI	Entergy Mississippi, Inc.
ENOI	Entergy New Orleans, Inc.
ETI	Entergy Texas, Inc.
EWC	Entergy Wholesale Commodities
FERC	Federal Energy Regulatory Commission
FPA	Federal Power Act
FRP	Formula rate plan
GAAP	Generally accepted accounting principles
ICT	Independent Coordinator of Transmission
IRS	Internal Revenue Service
HSR	Hart-Scott-Rodino Antitrust Improvements Act
LPSC	Louisiana Public Service Commission
MISO	Midwest Independent Transmission System Operator
MPSC	Mississippi Public Service Commission
NRC	Nuclear Regulatory Commission
OATT	FERC-jurisdictional Open Access Transmission Tariff
PPA	Power purchase agreement
PUCT	Public Utility Commission of Texas
SERI	System Energy Resources, Inc.
RISEC	Rhode Island State Energy Center
ROE	Return on equity
RTO	Regional transmission organization
SEC	U.S. Securities and Exchange Commission
SPP	Southwest Power Pool

Additional Information and Where to Find It

On Sept. 25, 2012, ITC filed a registration statement on Form S-4 with the SEC registering shares of ITC common stock to be issued to Entergy shareholders in connection with the proposed transactions, but this registration statement has not become effective. This registration statement includes a proxy statement of ITC that also constitutes a prospectus of ITC, and will be sent to ITC shareholders. In addition, Mid South TransCo LLC (TransCo) will file a registration statement with the SEC registering TransCo common units to be issued to Entergy shareholders in connection with the proposed transactions. Entergy shareholders are urged to read the proxy statement / prospectus included in the ITC registration statement and the proxy statement / prospectus to be included in the TransCo registration statement (when available) and any other relevant documents, because they contain important information about ITC, TransCo and the proposed transactions. ITC shareholders are urged to read the proxy statement / prospectus and any other relevant documents because they contain important information about TransCo and the proposed transactions. The proxy statement / prospectus and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000, New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.

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In this news release, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (a) those factors discussed in: (i) Entergy’s Form 10-K for the year ended Dec. 31, 2011; (ii) Entergy’s Form 10-Q for the quarters ended March 31, 2012, June 30, 2012 and Sept. 30, 2012 and (iii) Entergy’s other reports and filings made under the Securities Exchange Act of 1934; (b) uncertainties associated with rate proceedings, formula rate plans and other cost recovery mechanisms; (c) uncertainties associated with efforts to remediate the effects of major storms and recover related restoration costs; (d) nuclear plant relicensing, operating and regulatory risks, including any changes resulting from the nuclear crisis in Japan following its catastrophic earthquake and tsunami; (e) legislative and regulatory actions and risks and uncertainties associated with claims or litigation by or against Entergy and its subsidiaries; (f) conditions in commodity and capital markets during the periods covered by the forward-looking statements, in addition to other factors described elsewhere in this release and subsequent securities filings and (g) risks inherent in the proposed spin-off and subsequent merger of Entergy’s electric transmission business with a subsidiary of ITC Holdings Corp. Entergy cannot provide any assurances that the spin-off and merger transaction will be completed and cannot give any assurance as to the terms on which such transaction will be consummated. The spin-off and merger transaction is subject to certain conditions precedent, including regulatory approvals and approval by ITC Holdings Corp. shareholders.